Exhibit 99.3

  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The information contained in this section should be read in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and related notes and the information contained elsewhere in this Form 6-K. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC). Unless the context otherwise requires, references to “Scinai,” the “Company,” “us,” “we” and “our” refer to Scinai Immunotherapeutics Ltd. (the “Company”), an Israeli company; references to “ADS” refer to the Company’s American Depositary Shares; references to “dollars,” “U.S. dollars” and “$” are to United States Dollars; references to “CDMO business unit” refer to the Company’s contract development and manufacturing services business unit; and references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency.

Company Overview

We are a biopharmaceutical company with operations that are divided between two business units: (1) an innovative R&D business unit and (2) a Contract Development and Manufacturing Organization (“CDMO”) business unit. The R&D unit focuses on: (i) managing and guiding a research collaboration agreement with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI-MS”), and the University Medical Center Gottingen (“UMG”), both located in Germany; and (ii) developing licensed drug candidates throughout the pre-clinical and clinical steps required for drug approval. The CDMO unit focuses on providing drug development and manufacturing services to small, early stage biotech companies. For financial reporting purposes, we treat our R&D business unit and our CDMO business unit as one reportable segment.

Development of I&I biological therapeutic products

Since inception, we have executed eight clinical trials including a seven country, 12,400 participant phase 3 trial of our prior lead drug candidate, a universal influenza vaccine candidate (“M-001”) and have built a GMP biologics manufacturing facility for biopharmaceutical products. After receiving the phase 3 trial results in Q3 2020, indicating that M-001 did not meet its clinical endpoints, we performed a turnaround process that included raising fresh capital, hiring new talent (including a new CEO), signing a research collaboration agreement with and in-licensing new intellectual property from world leading academic research institutes. Since then, we are in the process of developing a pipeline of diversified and commercially viable products built around the licensed innovative single domain VHH antibody fragments (“NanoAbs”). NanoAbs are derived from camelid animals and are also known as Nanobodies. “Nanobody” is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. SCINAI has no affiliation with and is not endorsed by Sanofi.

As part of the abovementioned turnaround, on December 22, 2021, the Company signed a definitive exclusive, worldwide, License Agreement (“LA”) with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI-MS”), and the University Medical Center Göttingen (“UMG”), both in Gottingen, Germany, for the development and commercialization of innovative NanoAbs for the treatment of COVID-19. The agreement provides for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues. In addition, the Company signed an accompanying Research Collaboration Agreement (“aRCA”) with MPG and UMG in support of the abovementioned development of a COVID-19 NanoAb by MPI and UMG. The aRCA provided for monthly payments to MPG and UMG and had a term until the earlier of two years or the date the Company enters into first in-human clinical trials with the COVID-19 NanoAb.

On March 23, 2022, the Company signed a five-year Research Collaboration Agreement (“RCA” collectively, with the LA and aRCA, the “MPG/UMG Agreements”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for up to nine molecular targets that have the potential to be further developed into drug candidates for the treatment of disease indications such as psoriasis, psoriatic arthritis, asthma and wet macular degeneration. These are all large and growing markets with underserved medical needs. In each case, the molecular target has been validated as an appropriate target for therapeutic intervention through inhibition by an antibody, thereby significantly reducing the discovery work that typically entails many years of research, high cost and high risk of failure. We believe that we can leverage our NanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration towards competitive commercial viability. We believe that since these are clinical validated targets, we can develop NanoAb treatments with reduced risk and cost and accelerate the time from NanoAb selection to initiation of clinical development. Each NanoAb candidate is therefore positioned as a “biobetter” piggybacking on prior discoveries of others to mitigate risk but with significant potential advantages over existing therapeutics. In addition, while each NanoAb constitutes a novel molecule for which we file patent applications thereby creating a proprietary position, all of the developed NanoAbs when viewed together constitute a pipeline that is built around the same drug discovery, development and manufacturing platform allowing us to reduce risks and save costs. SCINAI has the exclusive option for an exclusive, pre-negotiated worldwide license agreement for the development and commercialization of each of the NanoAbs covered by the RCA with MPG and UMG.

On June 5, 2023, we announced that as part of our above-mentioned right for an exclusive worldwide license agreement for the development and commercialization of each of the NanoAbs covered by the RCA with MPG and UMG, we signed an exclusive worldwide license agreement to develop and commercialize VHH antibody fragments (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

CDMO services

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO offering a multitude of services to support biotech companies through process development, as well as pilot and clinical GMP manufacturing. We seek to provide high quality, yet affordable CDMO services to accelerate the drug development processes of small biotech companies, including cGMP aseptic processing required for manufacturing of clinical batches.

We lease approximately 1,850 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. The facility includes laboratories, offices, and upstream and downstream manufacturing suites for bulk production and capacity for single-dose syringe filling for clinical supplies. We also have infrastructure to support future product manufacturing processes and equipment. The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors).

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, clinical trials and general administrative expenses in support of our operations. We started to generate revenues only from 2024 and during the six months ended June 30, 2025 from our CDMO business unit.

Cost of Revenues

Our Cost of Revenues consist primarily of salaries and related personnel expenses. These expenses represent the allocation of the cost of our manufacturing facilities, which are utilized to generate our CDMO revenues, over their estimated useful lives, and constitute a significant portion of our operational costs

Operating Expenses

Our operating expenses consist primarily of salary and related personnel expenses, Research Collaboration Agreement costs, depreciation and professional services.

Research and development expenses.

 Our research and development expenses consist primarily of Research Collaboration Agreement, fees paid to consultants, patent-related legal fees, costs of preclinical studies and clinical studies, drug and laboratory supplies, and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain a significant expense in the near future. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the clinical studies that we conduct.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our future clinical development projects. Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur. Clinical development timelines, the probability of success and development costs can differ materially from expectations.

Our future research and development expenses will depend on any Company product candidate’s commercial potential. As we obtain results from clinical studies, we may elect to discontinue or delay clinical studies for any Company product candidate in certain indications in order to focus our resources on more promising product candidates. Completion of clinical studies may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The lengthy process of completing clinical studies and seeking regulatory approval for any Company product candidate requires the expenditure of substantial resources. Any failure or delay in completing clinical studies, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2024, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Developing bio-pharmaceutical products, conducting clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Our existing cash resources are not sufficient to fund our projected cash requirements at current monthly rates for at least the next 12 months, and we will require significant additional financing in the future to fund our operations, including if and when we conduct clinical trials, obtain regulatory approval and obtain commercial manufacturing capabilities for any Company product candidate and commercialize such product candidates. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our Company product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approvals for our Company product candidates;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approvals and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of building and securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves;

●	the costs of acquiring or undertaking development and commercialization efforts for any Company product candidate or platforms;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to one or more of our Company product candidates.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds received from future private or public equity raising, including the Standby Equity Purchase Agreement (SEPA) with Yorkville Advisors, grants from governmental agencies such as the Israel Innovation Authority (“IIA”), debt or equity or other non-dilutive financings, among other financing mechanisms. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to any Company product candidate.

Since 2006, we received $6.2 million in IIA grants and Euro 24 million ($25.6 million) in EIB loans.

Marketing, General and Administrative Expenses

Our marketing, general, and administrative expenses primarily consist of salaries and employee benefit costs, including share-based compensation, for our general and administrative staff. This group includes employees in executive, operational, finance, and human resources roles. In addition, these expenses include consulting, legal, and other professional services related to general and administrative operations, business development, as well as costs associated with conferences and investor relations activities.

Financial Income and Expenses

Financial income consists primarily of interest income on our cash and cash equivalents, foreign currency exchange income. Financial expenses consist primarily of expenses related to bank charges foreign currency exchange expense, SEPA expenses and issuance costs.

Participation by Third Parties

Our research and development expenses are net of certain participations by third parties.

Research and development grants received from the OCS, today known as the IIA, are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the grant is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses.

At the end of each reporting period, we evaluate whether there is reasonable assurance that the received grants will not be repaid based on its best estimate of future sales and, if so, no liability is recognized and the grants are recorded against a corresponding reduction in research and development expenses.

As a result of the failure of the Phase 3 clinical trial, the Company’s management estimates that there will be no future revenues from M-001. Therefore, most likely, there will be no future royalty payments to the Israel Innovation Authority (“IIA”).

The loan from the European Investment Bank (“EIB”) was recorded in the Company’s unaudited condensed financial statements for the six months ended June 30, 2025 as a liability in the amount of $0.29 million and as of June 30, 2024 as a liability in the amount of $19.8 million. On August 21, 2024, we announced that we had closed a restructuring agreement with EIB, which included an amendment to the amended Finance Contract with EIB. In connection with the EIB restructuring transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $29 million), including interest accrued to date, owed by us to the EIB under the Finance Contract was converted into 1,000 of our preferred shares, no par value per share. Following such conversion, the total outstanding amount owed by us to the EIB is EUR 250,000 (equal to approximately $293,000 as of June 30, 2025). The outstanding amount has a maturity date of December 31, 2031, is not prepayable in advance, and no interest accrues or is due and payable on such amount.

Research and development grants received from the European Union and from the IIA are recorded against a corresponding reduction in research and development expenses.

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2024.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenues

Our revenues for the six months ended June 30, 2025 amounted to $0.8 million, compared to $0.3 million for the six months ended June 30, 2024.

Cost of Revenues

Our cost of revenues expenses for the six months ended June 30, 2025 amounted to $2 million, compared to $0.4 million for the six months ended June 30, 2024. The increase of $1.6 million was primarily due to allocation of the majority costs of employees and facilities to the CDMO business unit.

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2025 amounted to $1.2 million, compared to $2.8 million for the six months ended June 30, 2024. The decrease of $1.6 million was primarily due to a decrease in allocation of costs of employees and facilities to the R&D business unit.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the six months ended June 30, 2025 amounted to $1.2 million, compared to $1.0 million for the six months ended June 30, 2024. The increase of $0.2 million was primarily due to share-based payments and an insurance reimbursement recorded in 2024.

Financial Expenses, Net

Our financial expenses, net for the six months ended June 30, 2025 amounted to $0.4 million compared to $0.5 million for the six months ended June 30, 2024. The decrease was mainly attributable to the absence of financing expenses in respect of loans from others.

Net Loss

Our net loss for the six months ended June 30, 2025 was $4.1 million, compared to our net loss for the six months ended June 30, 2024 of $4.5 million. The decrease in net loss was primarily due to an increase in revenues of $0.5 million, partially offset by an increase in total expenses of $0.1 million.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S., grants from the OCS (today known as the IIA), grants received by the Israeli Ministry of Economy and European grants under the UNISEC consortium and the loan from the EIB.

As of June 30, 2025, we had cash and cash equivalents and short-term deposits of approximately $1 million as compared to $3.0 million as of June 30, 2024. Our cash and cash equivalents are denominated in US dollars. As noted below, in July and August 2025, we raised $4.2 million in proceeds through drawdowns under the Standby Equity Purchase Agreement with Yorkville Advisors.

Net cash used in operating activities was $2.6 million for the six months ended June 30, 2025, compared with net cash used in operating activities of $3.2 million for the six months ended June 30, 2024.

Net cash used by investing activities for the six months ended June 30, 2025 was $0.01 million compared with net cash used by investing activities of $0.01 million for the six months ended June 30, 2024, and primarily reflects purchase of property, plant and equipment.

Net cash provided by financing activities for the six months ended June 30, 2025 was $1.5 million, primarily from proceeds from issuance of ADSs under the Standby Equity Purchase Agreement with Yorkville Advisors compared to $1.4 million. For the six months ended June 30, 2024, mostly from proceeds from issuance of warrants and shares.

In the six months ended June 30, 2025, the Company had an operating loss of $3.7 million and negative cash flows from operating activities of $2.6 million. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost-saving plan. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required, particularly if we are not able to maintain our listing on Nasdaq. Accordingly, the Company’s board of directors approved a cost-saving plan to assist the Company in continuing its operations and meeting its cash obligations. As part of the cost-saving plan we have reduced our headcount costs through lay-offs and postponing and/or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

The company financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The unaudited condensed financial statements for the six months ended June 30, 2025, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

On March 24, 2025, the Company delivered an Advance Notice for 31,746 ADSs and thereafter delivered the ADSs, and on March 27, 2025, the Company received gross proceeds of approximately $104,000.

In June 2025, the Company raised $1.5 million in gross proceeds through drawdowns under the Purchase Agreement. The funding was executed at a volume-weighted average price of approximately $2.9 per ADS, reflecting a 3% discount to market, and was completed without any warrants, fees, or additional dilution mechanisms. As part of this transaction, 511,690 ADSs were issued.

In July and August 2025, the Company raised $4.2 million in proceeds through drawdowns under the Standby Equity Purchase Agreement with Yorkville Advisors. The capital raising was executed at a volume-weighted average price of approximately $2.57 per ADS, reflecting a 3% discount to market price at the time of sale. As part of this transaction, the Company issued 1,638,062 ADSs.

Scinai operates a revenue-generating CDMO. The CDMO is a new business unit and currently operates at a loss because revenue does not yet cover base operating expenses and related costs required to provide CDMO services. In parallel, we continue to advance our research and development programs, which require continued investment and are not supported by product revenue at this stage. As a result, we expect to continue to incur operating losses in the near term and may need additional funding to support CDMO scale-up to breakeven and to continue our research and development activities.